Filed Pursuant to Rule 424(b)(3)

Registration No. 333-222986

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 22 DATED MARCH 25, 2020

TO THE PROSPECTUS DATED APRIL 16, 2019

We are providing this Supplement to you in order to supplement our prospectus dated April 16, 2019 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares. The purpose of this supplement is to update information about our portfolio, disclose information about a recent co-investment acquisition, and update our security ownership.

New Co-Investment Acquisition

The following disclosure supplements the Prospectus by adding a new subsection entitled “Blue Ridge ESOP Associates” under the section “Our Portfolio” which first appears on page 90 of the Prospectus.

Blue Ridge ESOP Associates

Overview. On March 24, 2020, CNL Strategic Capital, LLC (the “Company”), through its wholly-owned subsidiaries, BR Strategic Capital EquityCo, LLC and BR Strategic Capital DebtCo, LLC, made a co-investment in Transition Finance Strategies, LLC, doing business as Blue Ridge ESOP Associates, (“Blue Ridge”) of $12.5 million. The Company’s co-investment in Blue Ridge is comprised of an approximately $9.9 million common equity investment and a debt investment of approximately $2.6 million in senior secured subordinated notes. The Company’s equity investment represents approximately 17.6% of the total equity ownership of Blue Ridge. The Company’s co-investment is alongside investments from the LLCP Lower Middle Market Fund, L.P. ("LMM Fund"), Blue Ridge’s previous owners, and members of its executive management team.

Company Overview. Established in 1988, Blue Ridge is an independent, third-party employee stock ownership plans (“ESOP”) and 401(k) administrator. For over 30 years, Blue Ridge has developed proprietary and comprehensive solutions to address the unique and complex administrative needs of companies operating as ESOPs and managing 401(k) plans. Blue Ridge's services and solutions include recordkeeping, compliance, reporting, distribution and processing, administrative services and plan management and analysis software. Blue Ridge is led by a long-tenured and experienced executive management team. During the period of calendar years 2016 through 2019, approximately 75% of Blue Ridge’s clients had been obtained through referrals.

Investment Highlights. We believe that Blue Ridge’s business model and diversified client base position it to be more resilient in economic recessions and have less correlation to the overall economic cycles. From 2005 to December 31, 2019, Blue Ridge’s total revenue has grown at a compound annual growth rate in excess of 10% and grew each year through the financial crisis. Blue Ridge maintains a large and diversified client base. Blue Ridge provides services for approximately 700 ESOPs with approximately 175,000 plan participants. With approximately 6,100 ESOP plans in the United States as of December 31, 2019, we believe that Blue Ridge’s 10% market share demonstrates its strong market positioning, but with plenty of whitespace for further growth. Additionally, as of the end of 2019, approximately 70% of Blue Ridge customers use four or more Blue Ridge product or service offerings.

Growth Opportunities. We believe that the following are key growth opportunities for Blue Ridge: (i) the growth of participants in the ESOPs at existing clients, (ii) the acquisition of new clients, supported through new client referrals and ESOP market growth, (iii) cross-selling of additional services, (iv) M&A, and (v) the expansion of service offerings into adjacent markets.